EXHIBIT (a)8

                           OFFER TO PURCHASE ALL
                       OUTSTANDING SHARES OF NOVACARE
                   EMPLOYEE SERVICES, INC. EXTENDED UNTIL
          12:00 MIDNIGHT, NEW YORK CITY TIME, ON OCTOBER 15, 1999.


(King of Prussia, PA, October 14, 1999) New Plato Acquisition, Inc. announced today that the expiration date of its offer to purchase all of the outstanding shares of NovaCare Employee Services, Inc. for a price of $2.50 per share is being extended until 12:00 midnight, New York City time, on Friday, October 15, 1999.

      As of 5:30 p.m., October 13, 1999, 29,019,948 shares representing 96% of the outstanding shares of NovaCare Employee Services, Inc. were tendered.

      The expiration date is being extended so that administrative details relating to the closing can be finalized in an orderly manner.

      For information contact:

      Alan Miller or Jennifer Shotwell

      Innisfree M&A Incorporated

      212-750-5833